Alpha Motor Corporation



ANNUAL REPORT

9551 Irvine Center Drive

Irvine, CA 92618

(949) 393-0548

https://www.alphamotorinc.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Alpha Motor Corporation ("Alpha" or the "Company") is a California-based award-winning American automobile and mobility technology company focused on manufacturing Utility, Sport, and Adventure electric vehicles to Move Humanity towards a green economy.

Alpha has proprietary advantages in technology, design, and process enabling speed-to-market efficiency of award-winning EV designs (patent-issued; #11505265).

Following a successful market introduction in 2020 and backed by over 66,830 vehicle preorder indications, Alpha is now advancing to pre-production vehicle development.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: WOLF Prototype, Operation & Working Capital, R&D

Date: April 16, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $589.20

Number of Securities Sold: 5,892,000

Use of proceeds: Working Capital

Date: March 21, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,974,175.62

Number of Securities Sold: 125,016

Use of proceeds: Marketing, Research & Development, Company Employment, Operations, Working Capital, Reserves

Date: May 19, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to December 31, 2023.

1. Revenue

Revenue for fiscal year 2022 was $0 compared to $1,100,000 for fiscal year 2023.

2. Cost of Revenue

Cost of Sales for the fiscal year 2022 was $0 compared to $569,792 for fiscal year 2023.

3. Gross margins

Gross margins for fiscal year 2022 were $0 compared to $530,208 fiscal 2023.

Gross margins increased by $530,208 from fiscal years ended December 31, 2022 to 2023, because the company constructed and sold a prototype truck in 2023. The company was in the research and development and pre-revenue stage.

4. Expenses

Expenses for fiscal year 2022 were $511,082 compared to $1,978,321 for fiscal year 2023.

Expenses consist primarily of research and development, salaries and wages, interest, and other operating expenses.

The increase in expenses of $1,467,239 from 2022 to 2023 consisted primarily of several factors. Firstly, there was a $792,002 increase in research and development expenses, which were related to materials to support our WOLF and WOLF Plus truck development in 2023. Additionally, there was a $97,000 increase in salaries and wages, a $92,410 increase in business travel, a $78,405 increase in trade show expenses, and a $74,581 increase in marketing expenses. There was also a $27,068 decrease in interest expense that is primarily due to the conversion of $1,000,000 convertible promissory notes to preferred stock in May 2023. Lastly, there was a $305,773 increase in other operating expenses. The increase in other operating expenses is primarily from an increase in office rent, software, professional service costs, and facilities-related costs of service and marketing to support the general growth of the business.

Historical results and cash flows:

The Company is currently in the research and development and growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company was in the pre-revenue stage. Past cash was primarily generated through the issuance of convertible notes in 2021, issuance of common shares through Reg CF, and revenues from special vehicle design and construction services in 2022 and 2023. Once we move into the production phase, our sources of cash will be predominately from our deliveries of vehicles, as well as customer deposits, sales of regulatory credits, and proceeds from financing activities.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $527,582.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Young Chull Kim and Sung Joo Kim

Amount Owed: $1,000,000.00

Interest Rate: 4.0%

Maturity Date: April 16, 2023

In April 2021, the company issued convertible promissory notes totaling $1,000,000 to two individuals who are indirectly related to the company's shareholder and vice chairman. Each contributes $500,000. The notes bore interest at an annual rate of 4% and were scheduled to mature on April 16, 2023. As of December 31, 2022, the total accrued interest was $67,945. Subsequent to maturity, these notes were converted into 128,096 shares of preferred stock on May 2, 2023. The total amount of preferred stock issued upon conversion, including accrued interest, amounted to $1,080,877, which is reflected in the preferred stock component of shareholders' equity on the balance sheet as of December 31, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Edward Yoon Lee

Edward Yoon Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chief Executive Officer (CEO)

Dates of Service: August, 2020 - Present

Responsibilities: Lead new EV enterprise to successfully commercialize high quality electric vehicles in the United States. He presently has an annual salary of $120,000 USD and holds 4,080,000 shares of Fully Vested Common Stock.

Name: So Yun Lee

So Yun Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Vice Chairman of the Board

Dates of Service: August, 2020 - Present

Responsibilities: Define vision and accelerate execution to lead purpose for humanity. Advise and strategize alongside the CEO to improve and inspire the employees, investors, partners and customers. She presently has an annual salary of US$90,000 and holds 1,200,000 Fully Vested Common Stock.

Other business experience in the past three years:

Employer: Phoenix Property Investors

Title: General Counsel & Chief Compliance Officer

Dates of Service: December, 2019 - Present

Responsibilities: Advise the firm and Managing Partners on management of private equity funds with cumulative gross assets of over US$14.5 billion. Oversee and guide compliance with the SEC, SFC, CSSF, CIMA, ASIC and other relevant regulatory authorities.

Name: Michelle Quan

Michelle Quan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)

Dates of Service: August, 2020 - Present

Responsibilities: Provide financial well-being of the organization by providing financial projections and accounting services. Monitor cash flow for the organization's operations. Prepare and monitor current and forecasting reports. Set up and oversee the company's financial system. Ensure compliance with the law and company's policies. Provide strategic recommendations to the executive management team. She presently holds 120,000 shares of Fully Vested Common Stock.

Other business experience in the past three years:

Employer: MTX CPA

Title: President

Dates of Service: January, 2016 - Present

Responsibilities: Responsible for all aspects of the business, focused on tax compliance and tax planning services for all scale corporations with emphasis on assisting start-ups.

Name: Kevin Kyung-Ho Lee

Kevin Kyung-Ho Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief of Research and Development

Dates of Service: January, 2022 - Present

Responsibilities: Mr. Lee leads R&D strategy, vision, and management of electric vehicle innovation and mobility technologies. Mr. Lee's responsibilities include maintaining and developing world-class R&D operations at Alpha. He presently has an annual salary of US$90,000 and holds 360,000 Fully Vested Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Edward Yoon Lee

Amount and nature of Beneficial ownership: 4,080,000

Percent of class: 58.151

RELATED PARTY TRANSACTIONS

Name of Entity: Young Chull Kim and Sung Joo Kim

Relationship to Company: Two individuals are related to So Yun Lee, a shareholder and Vice chairman of the Board of Directors of the Company.

Nature / amount of interest in the transaction: $1,000,000 of convertible promissory notes

Material Terms: Interest is payable at the rate equal to 4% per annum. The convertible promissory notes will be due on April 16, 2023. Notes will convert into preferred shares at 30% discount or $50,000,000 valuation cap. As of April 2023, the Notes have been converted into Preferred Stock.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 60,637 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,888,161 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 7,016,257 shares, includes 6,020,161 shares of Common Stock (includes 868,000 shares to be issued pursuant to stock options, reserved but unissued) and 128,096 shares of

Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

1. Agreement to Vote Shares - Shareholders agree to vote in favor of all resolutions relating to the Special Actions (which are those that are approved by the Board)

2. Board of Directors - The Board consists of up to 3 directors of which all three shall be nominated by the unanimous decision of the Founders. Initial board members are Edward Yoon Lee, Kevin Kyungho Lee and So Yun Lee.

3. Restriction on Transfer of Shares; Right of First Refusal - These restrictions will not apply to crowdfunding shareholders. The restrictions only apply to existing shareholders, shareholders above 3% and employee shareholders.

4. Tag along rights - If any shareholder receives a bona fide offer to purchase at least 25% of the issued and outstanding shares or 1.5M shares in a single transaction, the selling party shall notify the company, founders and employee shareholders.

5. Drag along rights - If a third-party offer is made to one or more shareholders for a merger, amalgamation, reorganization or consolidated transaction that triggers over 50% of the voting shares, or any other transaction stated in Section 6.5, the shareholder shall vote in favor of the offer and approve such transaction.

6. Lock-up - In connection with a Qualified IPO, shareholders will agree not to sell publicly any shares for a period of up to 180 days following the closing of such Qualified IPO.

Please refer to the Company's Shareholders Agreement attached as Exhibit F for additional information regarding the securities' other material rights.

Preferred Stock

The amount of security authorized is 128,096 with a total of 128,096 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Alpha Motor Corporation or the Company (also referred to as "we", "us", "our", "Alpha" or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any non-voting common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the automotive industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering non-voting common shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational electric vehicle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our electric vehicles. Delays or cost overruns in the development of our electric vehicles and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Alpha Motor Corporation was formed on August 20, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Alpha has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history and few customers. If you are investing in this company, it is because you think that Alpha's business model is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company currently owns utility patents for its technology and trademarks. Company also owns its internet domain names, and trade secrets, as well as design patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. The success of our operations relies on raw materials and other components which the cost and availability of such elements are in constant fluctuation. We will require significant capital to develop and grow our business, including developing and producing our EVs, establishing or expanding design, research and development, production, sales and service facilities and building our brand. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our EVs, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. In addition, we may incur significant costs servicing and maintaining our EVs, and we expect that the cost to repair and service our EVs will increase over time as the fleet of EVs age. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our EVs to meet projected performance metrics, and identify new areas of demand, but also to sell our EVs at prices needed to achieve our expected margins and control our costs, including the risks and costs associated with operating, maintaining and financing our EVs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our EVs, our margins, profitability and prospects would be materially and adversely affected. We may experience significant delays in the production and launch of our products, which could harm our business, prospects, financial condition and operating results. Our EVs are still in the development phase, and deliveries of the EVs are not expected to begin until 2025, and may occur later or not at all. Any delay in the financing, design, development, production and release of our EVs could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, production and release of new vehicles, and to the extent we delay the launch of our EVs, our growth prospects could be adversely affected as it may fail to grow our market share. We will rely on our third-party outsourcing partners to manufacture our EVs at scale, and if they are not able to manufacture EVs that meet our specifications, we may need to expand our manufacturing capabilities, which would cause us to incur additional costs. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs, and to the extent they experience any delays, we may need to seek alternative suppliers. If we experience delays by our third party outsourcing partners or suppliers, it could experience delays in delivering on our timelines. Our ability to develop and manufacture products of sufficient quality and appeal to customers on schedule and on a large scale is still evolving. Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our EVs. We expect to outsource the manufacturing of our EVs to a contract manufacturing partner. While this arrangement can lower operating costs, it also reduces our direct control over production and manufacturing. Such diminished control may have an adverse effect on the quality or quantity of our EVs, or our flexibility to respond to changing conditions. We also plan to retain third-party vendors and service providers to engineer and test some of the critical systems and components of our EVs. While this allows us to draw from such third parties' industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements. Our continued development and manufacturing of our EVs are and will be subject to risks, including with respect to: • the equipment the contract manufacturing partner plans to use being able to accurately manufacture our EVs within specified design tolerances;• engineering and testing and securing delivery of critical systems and components on acceptable terms and in a timely manner;• long- and short-term durability of our EVs to withstand day-to-day wear and tear; • compliance with environmental, workplace safety and similar regulations; • delays in delivery of final systems and components by our suppliers; • shifts in demand for our current products;• our ability to attract, recruit, hire and train skilled employees;• quality controls, particularly as we plan to expand our production capabilities;• delays or disruptions in our supply chain;• other delays and cost overruns; and• our ability to secure additional funding. We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries. We are, and may in the future become, subject to various litigation, other claims, suits, regulatory actions and government investigations and inquiries. In addition, from time to time, we may be involved in other legal proceedings arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations. The results of the current legal proceedings and any future legal proceedings cannot be predicted with certainty and adverse judgments or settlements in some or all of these legal proceedings may result in materially adverse monetary damages or injunctive relief against us. Any such payments or settlement arrangements in current or future litigation, could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition. In addition, such legal proceedings may make it more difficult to finance our operations. Our business and prospects depend significantly on our ability to build brand value. We may not succeed in continuing to establish, maintain and strengthen brand value, and our brand and reputation could be damaged by negative publicity. Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Alpha brand. If we do not continue to establish, maintain and strengthen our brand, it may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality EVs and engage with our customers as intended, and we have limited experience in these areas. In addition, our ability to develop, maintain and strengthen the Alpha brand will depend heavily on the success of our customer development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with our mobile application and branding initiatives, such as social network, automotive shows and events. Such efforts may be non traditional and may not achieve the desired results. To promote our brand, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. Many consumers value safety and reliability as important factors in choosing a vehicle and may be reluctant to acquire a vehicle from a new and unproven automotive maker. In addition, our technology and design may not align with existing consumer preferences. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted. In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Alpha brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors' vehicles. In addition, from time to time, our EVs may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our EVs. Certain of our strategic, development and operational arrangements could be terminated or may not ultimately result in the anticipated long-term contract partnership arrangements. We have arrangements with strategic, development and operational partners and collaborators. Some of these arrangements are evidenced by non-binding letters of intent, memorandum of understanding, or early stage agreements but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work or binding purchase orders, any of which could be terminated or may not result in next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected. Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results. The projected financial and operating information reflect current estimates of future performance and incorporates certain financial and operational assumptions, including the level of demand for our EVs, the performance of our EVs, the usable vehicle life, vehicle downtime and related maintenance and repair costs. These assumptions are preliminary and there can be no assurance that the actual results upon which our assumptions are based will be in line with our expectations. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:• whether we can obtain sufficient capital to sustain and grow our business;• our ability to manage our growth;• whether we can manage relationships with key suppliers and partners;• the ability to obtain necessary regulatory approvals; • the timing and costs of new and existing marketing and promotional efforts; and • competition, including from established and future competitors. Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors. We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture EVs, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Additionally, our revenue from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new EVs or introduce existing EVs to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. You must consider the risks and difficulties we face as an early-stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results will be materially and adversely harmed. We intend to derive a significant portion of our revenues from our initial vehicle sales, which are not expected to launch until 2025, and may occur later or not at all. There are no assurances that we will be able to secure future business with customers. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers. We must continually add new customers both to replace departing customers and to expand our current customer base. We may not be able to attract new customers in sufficient numbers to do so. Even if we are able to attract new customers to replace departing customers, these new customers may not maintain the same level of commitment. In addition, we may incur marketing or other expenses to attract new customers, which may further offset revenues from customers. For these and other reasons, we could experience a decline in revenue growth, which could adversely affect our results of operations. In addition, our results of operations could be adversely affected by declines in demand for our product offerings or failures to effectively respond to changes in customer demand. Demand for our product offerings may be negatively affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in our reputation and saturation in the markets where we operate. Prevailing general and local economic conditions may also negatively affect the demand for our EVs. If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our products successfully. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:• expanding the management team;• hiring and training new personnel;• forecasting production and revenue;• controlling expenses and investments in anticipation of expanded operations;• establishing or expanding design, production, sales and service facilities;• implementing and enhancing administrative infrastructure, systems and processes; and• expanding into new markets. We intend to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our EVs. Because our EVs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and EVs may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing EVs and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, particularly with respect to software engineers in the Los Angeles and/ or Irvine, California area. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results. Increases in costs, disruption of supply or shortage of materials, in particular for components critical to completing and manufacturing our products, could harm our business. We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include: • an increase in the cost, or decrease in the available supply, of materials used in the cells; • disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and• fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar. Our business is dependent on the continued supply of battery cells for the battery packs used in our EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date not finally sourced or validated a supplier for the cells used in such battery packs and may have limited flexibility in changing cell suppliers once contracted. Any disruption in the supply of battery cells from such suppliers could disrupt production of our EVs. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell suppliers, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle sales prices. Any attempts to increase product prices in response to increased material costs could materially and adversely affect our brand, image, business, prospects and operating results. If our products fail to perform as expected, our ability to develop, market and deploy our products could be harmed and or prolonged. Our EVs may contain defects in design and production that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our EVs upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our EVs. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our EVs may not perform consistent with customers' expectations or consistent with other vehicles which may become available. Any product defects or any other failure of our EVs and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our EVs. Unexpected product recalls in the future could materially adversely affect our business, prospects, financial condition and operating results. Any product recall in the future, whether it involves our or a competitor's product, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may voluntarily or involuntarily, initiate a recall if any of our EVs prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our EVs and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results. We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed. Our success depends on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results. The automotive market is highly competitive, and we may not be successful in competing in this industry. We face intense competition in bringing our EVs to market. Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. Additionally, our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our EVs. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. There are no assurances that customers will choose our EVs over those of our competitors, or over internal combustion engines vehicles. We expect additional competitors to enter the industry as well. We expect competition in our industry to intensify from our existing and future competitors in light of increased demand and regulatory push for alternative fuel and EVs. We currently rely and will continue to rely on third-party partners to manufacture our products, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control. We currently plan to outsource the manufacturing of our EVs to third-party outsourcing partners and expect to outsource the manufacture of our production EVs to our contract manufacturing partner. If our third-party outsourcing partners were to experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, product shipments could be delayed or rejected, or our customers could consequently elect to change product demand. These disruptions would negatively impact our revenues, competitive position and reputation. In addition, our third-party outsourcing partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a new manufacturing site must be obtained. Further, if we are unable to manage successfully our relationship with our third-party outsourcing partners, the quality and availability of our EVs may be harmed. Our third-party outsourcing partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our third-party outsourcing partners stopped manufacturing our EVs for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations. In addition, we have not entered into a long-term contract with our contract manufacturing partner. As a result, we are subject to price increases due to availability, and subsequent price volatility, in the marketplace of the components and materials needed to manufacture our EVs. If our third-party outsourcing partners were to negatively change the pricing and other terms under which it agrees to manufacture for us and we were unable to locate a suitable alternative manufacturer, our manufacturing costs could increase. Because we outsource the manufacturing of our EVs, the cost, quality and availability If the market for EVs does not develop as we expect or develops more slowly than it expects, our business, prospects, financial condition and operating results will be adversely affected. Our growth is highly dependent upon the adoption by consumers of EVs. The target demographics for our EVs are highly competitive. If the market for EVs does not develop at the rate or in the manner or to the extent that we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuels, hybrid and EVs is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors. The market for alternative fuel vehicles is rapidly evolving and as a result, the market for our EVs could be affected by numerous factors, such as:• perceptions about EV features, quality, safety, performance and cost;• perceptions about the limited range over which EVs may be driven on a single battery charge;• competition, including from other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy internal combustion engine vehicles;• fuel prices, including volatility in the cost of fossil fuels; • the timing of adoption and implementation of fully autonomous vehicles; • government regulations and economic incentives; • access to charging facilities and related infrastructure costs and standardization of EV charging systems;• electric grid capacity and reliability; and• macroeconomic factors. We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results. We rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs. While we plan to obtain components from multiple sources whenever possible, some of the components used in our EVs will be purchased by us from a single source. Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products for which we plan to use or provide warranties that are necessary for our solutions. If we are unable to obtain components and materials used in our EVs from our suppliers or if our suppliers decide to create or supply a competing product, our business could be materially and adversely affected. We have less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results. Our products rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected. Our EVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our EVs depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fail to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results. The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our products. We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects. The demand for our products depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our products, which would adversely affect our business, prospects, financial condition and operating results. We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified our regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs could be reduced, and our business and revenue may be harmed. The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the EV industry or other reasons may result in the diminished competitiveness of the alternative fuel and EV industry generally or our EVs. While certain tax credits and other incentives for alternative energy production, alternative fuel and EVs have been available in the past, there is no guarantee these programs will remain applicable or be available in the future. If current tax incentives are not available in the future, our financial position could be harmed. We, our outsourcing partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with these regulations could substantially harm our business and operating results. We and our EVs, and motor vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our EVs in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our EVs in any of these jurisdictions. If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. To the extent the laws change, our EVs may not comply with applicable foreign, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected. Our products are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our EVs satisfy motor vehicle standards would have a material adverse effect on our business and operating results. Future changes to regulatory requirements may have a negative impact upon our business. To the extent the laws change, new laws are introduced, some or all of our EVs may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for EVs are not yet generally available or accepted as industry standards, our EVs may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive. Our EVs are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the Environmental Protection Agency, the National Highway Traffic and Safety Administration and various state boards, and compliance certification is required for each new model year. The cost of these compliance activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays and expenses incurred in connection with such compliance could be substantial. We face significant barriers to manufacture our products, and if we cannot successfully overcome those barriers our business will be negatively impacted. The EV industry has traditionally been characterized by significant barriers to entry, including the ability to meet performance requirements or industry specifications, acceptance by end users, large capital requirements, investment costs of design and production, long lead times to bring EVs to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales capabilities. If we are not able to overcome these barriers, our business, prospects, financial condition and operating results will be negatively impacted and our ability to grow our business will be harmed. We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results. We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales and usage in markets around the world. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. Pandemics such as the COVID-19 could limit the ability of our customers, suppliers, vendors and business partners to perform, including third-party suppliers' ability to provide components and materials used in our EVs. We may also experience an increase in the cost of raw materials used in our commercial production of EVs. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the pandemic, as well as reduced spending by businesses, could have a material adverse effect on the demand for EVs. Under difficult economic conditions, potential customers may seek to reduce spending by foregoing EVs for other traditional options. Decreased demand for EVs could negatively affect our business. Economic conditions and other factors outside of our control could reduce our orders and sales, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Economic conditions in certain regions may be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as terrorist attacks, war or other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party suppliers or providers. Customer purchases of discretionary items, including our EVs or other products or services, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Our business and results of operations may be subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, higher customer debt levels, declines in asset values and related market uncertainty, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, and national and global geopolitical and economic uncertainty, including in connection with tariffs, trade wars or trade laws. We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and customer data processed by us or third-party vendors. We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our EVs; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our EVs. Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver our EVs, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which it relies, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions. We intend to retain certain personal information about our vehicles, customers, employees or others that, if compromised, could materially adversely affect our financial performance and results of operations or prospects. We plan to collect, store, transmit and otherwise process data from vehicles, customers, employees and others as part of our business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors. We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or coinsurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business. We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities. Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Moreover, we expect that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Contamination at properties we will own or operate, or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and groundwater, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, and failure to appropriately comply with such tax laws, statutes, rules and regulations could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could adversely affect our business, prospects, financial condition and operating results. We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws. Our EVs are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. Exports of our EVs and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, changes to our EVs, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our EVs and solutions or, in some cases, prevent the export or import of our EVs to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our EVs, as well as our decreased ability to export or market our EVs to potential customers. Any decreased use of our EVs or limitation on our ability to export or market our EVs could materially and adversely affect our business, financial condition and results of operations. We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Investments in us have been and may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, forced divestiture, or other measures). Certain investments that involve the acquisition of, or investment in, a U.S. business may be subject to review and approval by the Committee on Foreign Investment in the United States ("CFIUS"), depending on the structure, beneficial ownership and control of interests in the U.S. business. Investments that result in control of a U.S. business by a foreign person are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS's jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to "critical technologies," "critical infrastructure" and/or "sensitive personal data." Moreover, other countries continue to strengthen their own foreign investment clearance ("FIC") regimes, and investments and transactions outside of the U.S. may be subject to review by non-U.S. FIC regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by CFIUS or another FIC regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS and other FIC regulatory policies and practices are rapidly evolving, and in the event that CFIUS or another FIC regulator reviews one or more proposed or existing investment by investors in us, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS has or another FIC regulator may seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things). We and our outsourcing partners and suppliers may rely on complex machinery for our production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs. We and our third-party outsourcing partners and suppliers may rely on complex machinery for the production and assembly of our EVs, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our facilities may and the facilities of our third-party outsourcing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results. We may need to defend against intellectual property infringement claims or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to commercialize our EVs. Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our EVs, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following: • cease development, sales or use of our products that incorporate the asserted intellectual property;• pay substantial damages;• obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or• re-design one or more aspects or systems of our EVs. A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources. Our patent applications for our proprietary technology may not issue or the issued patents we possess may not afford protection against competitors, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. We cannot be certain that we are the first inventor of subject matter disclosure or to file a patent application for our proprietary technologies. If another party has filed a patent application to the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results. Reservations for our products may not translate into binding sales contracts. Our EVs are still in development and deliveries of the anticipated first volume manufactured EVs, the WOLF Electric Truck and WOLF+ Electric Truck, are not expected to begin until 2025 and may occur later or not at all. As a result, we currently offer reservations for our consumers that do not require financial commitment and will be cancellable without penalty. Given the anticipated lead times between reservations and the date of delivery of our EVs, there is a heightened risk that customers who join our reservation list may ultimately decide not to convert into binding contracts due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that reservations will not be cancelled or that reservations will result in binding sales, and any such cancellations could harm our business, prospects, financial condition and operating results. Our products make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame. The battery packs in our EVs use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. A field or testing failure of our EVs could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our EVs, could seriously harm our business. In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's EV or energy storage product may cause indirect adverse publicity for us and our EVs. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results. Our business may be adversely affected by labor and union activities. Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized workforces, such as our manufacturing partners, parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. We do not expect to declare any dividends in the foreseeable future. We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future. Consequently, investors may have no way to realize any gains on their investment in the foreseeable future. We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region specific disruptions. We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks. We expect the majority of our business to be concentrated in certain targeted jurisdictions, putting it at risk of region specific disruptions. We expect to initially launch our EV sales in limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks. Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results. We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results. We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition if we are not able to successfully defend or insure against such claims. Product liability claims, even those without merit or those that do not involve our EVs, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our EVs do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our EVs will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our EVs. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our EVs and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Alpha Motor Corporation

By   /s/ *Edward Lee*

  Name: Alpha Motor Corporation

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ALPHA MOTOR CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023 AND 2022

WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

JTC Accountancy Corp

Certified Public Accountants

4989 Santa Anita Ave, Temple City, CA 91780

Tel: (626) 279-1289

Independent Auditor's Report

To the Board of Directors and Stockholders of
Alpha Motor Corporation

Opinion

We have audited the accompanying financial statements of **Alpha Motor Corporation** (a California corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Alpha Motor Corporation** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Alpha Motor Corporation** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The financial statements of the Company as of and for the year ended as of December 31, 2022 were audited by another auditor, who expressed an unmodified opinion on those statements on March 10, 2023.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Alpha Motor Corporation**'s ability to continue as a going concern within one year after the date that the financial statements are issued.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material of, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Alpha Motor Corporation**'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Alpha Motor Corporation**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

JTC Accountancy Corp.

JTC Accountancy Corp.
Temple City, California
April 22, 2024

ALPHA MOTOR CORPORATION
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

		2023		2022
ASSETS				
Current assets				
Cash and cash equivalents	$	527,582	$	801,791
Inventories		-		20,833
Prepaid to vendor		-		318,643
Other receivable – related parties		27,512		-
Prepaid expense and other current assets		-		9,742
Total current assets		555,094		1,151,009
Other assets				
Operating lease right-of-use assets, net		204,903		310,254
Deposits		19,106		19,106
Total other assets		224,009		329,360
Total assets	$	**779,103**	$	**1,480,369**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	44,780	$	-
Unearned revenue		-		1,100,000
Convertible notes payable – related parties		-		1,000,000
Accrued interest – related parties		-		67,945
Accrued liabilities		9,505		1,278
Other payable		11,250		1,000
Operating lease liabilities - current		106,522		101,925
Total current liabilities		172,057		2,272,148
Operating lease liabilities - noncurrent		101,807		208,329
Total liabilities		**273,864**		**2,480,477**
Commitments and Contingencies				
STOCKHOLDERS' EQUITY				
Common stock, par value $0.0001; 7,300,000 and 10,000,000 shares authorized as of December 31, 2023 and 2022; 5,983,111 and 5,835,000 shares issued and outstanding as of December 31, 2023 and 2022		599		584
Preferred stock, par value $0.0001; 128,096 shares authorized as of December 31, 2023; 128,096 shares issued and outstanding as of December 31, 2023		13		-
Additional paid-in capital		2,952,364		-
Accumulated deficit		(2,447,737)		(1,000,692)
Total stockholders' equity		505,239		(1,000,108)
Total liabilities and stockholders' equity	$	**779,103**	$	**1,480,369**

ALPHA MOTOR CORPORATION

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenue, net	$ 1,100,000	$ -
Cost of revenue	569,792	-
Gross profit	530,208	-
Operating expenses		
Research and development	797,055	5,053
Selling, general and administrative	1,168,334	466,029
Total operating expenses	1,965,389	471,082
Loss from operations	(1,435,181)	(471,082)
Other income (expense)		
Other income, net	1,868	1,247
Interest expense	(12,932)	(40,000)
Total other expense, net	(11,064)	(38,753)
Loss before income taxes	(1,446,245)	(509,835)
Income tax expense	(800)	(800)
Net loss	**$ (1,447,045)**	**$ (510,635)**

ALPHA MOTOR CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	deficit	Total
Balance, January 1, 2022	5,760,000 $	576	- $	-	$ -	$ (490,057)	$ (489,481)
Issuance of common stock	75,000	8	-	-	-	-	8
Net loss	-	-	-	-	-	(510,635)	(510,635)
Balance, January 1, 2023	5,835,000 $	584	- $	-	$ -	$ (1,000,692)	$ (1,000,108)
Issuance of common stock for crowdfunding	125,016	13	-	-	1,814,243	-	1,814,256
Issuance of common stock for employees	20,000	2	-	-	-	-	2
Issuance of common stock for service compensation	3,095	-	-	-	57,257	-	57,257
Issuance of series AA preferred stock	-	-	128,096	13	1,080,864	-	1,080,877
Net loss	-	-	-	-	-	(1,447,045)	(1,447,045)
Balance, December 31, 2023	**5,983,111** $	**599**	**128,096** $	**13**	$ **2,952,364**	$ **(2,447,737)**	$ **505,239**

ALPHA MOTOR CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (1,447,045)	$ (510,635)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Conversion of service compensation to common stock	57,259	-
Changes in operating assets and liabilities:		
Inventories	20,833	(20,833)
Paid to vendor	318,643	(318,643)
Prepaid expenses and other current assets	(17,770)	(8,382)
Deposits	-	(17,806)
Accounts payable	44,780	-
Unearned revenue	(1,100,000)	1,100,000
Accrued interest – related parties	12,932	27,945
Accrued liabilities	8,227	13,333
Other payable	10,250	1,000
Operating lease right-of-use assets and liabilities, net	3,426	-
Net cash provided by (used in) operating activities	(2,088,465)	265,979
Cash flows from financing activities		
Proceeds from issuance of preferred stock	-	-
Proceeds from issuance of common stock	1,814,256	8
Repayment to shareholder	-	(7,450)
Net cash provided by (used in) financing activities	1,814,256	(7,442)
Net increase (decrease) in cash and cash equivalents	(274,209)	258,537
Cash and cash equivalents, beginning of year	801,791	543,254
Cash and cash equivalents, end of year	$ 527,582	$ 801,791
Supplemental disclosures of cash flow information		
Cash paid during period for		
Income taxes	$ 800	$ 800
Interest	$ -	$ -
Supplemental disclosures of non-cash investing and financing activities		
Operating lease liabilities arising from obtaining right-of-use assets	$ -	$ 310,254
Conversion of notes payable and accrued interest to preferred stock	$ 1,080,877	$ -

NOTE 1 – NATURE OF BUSINESS

Alpha Motor Corporation (the "Company") is an American automobile and mobility technology company, incorporated in the State of Delaware. The Company was established on August 20, 2020, with its headquarters located in Irvine, California. As an Original Equipment Manufacturer (OEM), the Company specializes in the design and manufacture of electric vehicles across three main categories: Utility, Sport, and Adventure.

The Company is focused on innovation through its use of proprietary technology, engineering solutions, and streamlined development processes that improve the efficiency of vehicle production. The Company works with a wide network of automotive suppliers to ensure its electric vehicles meet industry standards and incorporate the latest technology.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reclassifications

Changes in the classification of financial statement line items in previously issued financial statements generally do not require restatements, unless the change represents the correction of an error (i.e., a misapplication of GAAP in the prior period). Reclassifications represent changes from one acceptable presentation under GAAP to another acceptable presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures at the date of the financial statements. Estimates and judgments are used for, but not limited to, the accounting for sales allowances, the valuation of long-lived assets, income tax uncertainties, and other contingencies. Because future events and their effects cannot be determined with certainty, actual results could differ from those estimates. In management's opinion, methodologies used to determine estimates are adequate and consistent with prior periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. As of December 31, 2023, cash and cash equivalents were comprised of cash held in cash on hand and cash deposited with banks.

Inventories

Inventories consisting primarily of small auto parts are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company records a provision for excess, slow-moving, and obsolete inventory whenever such an impairment is identified. Title of inventory purchased is passed to the Company upon shipment.

Leases

The Company elected certain practical expedients permitted under the transition guidance, including excluding leases with an initial term of 12 months or less at lease commencement, combining non-lease components with lease components as a single lease component, retaining the historical lease classification, and relief from reviewing expired or existing contracts to determine if they contain leases.

The Company determines if an arrangement is a lease at the commencement date. Leases are classified as either finance leases or operating leases. Operating leases are recorded in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities, and long-term operating lease liabilities on its balance sheet. The Company has lease agreements for the use of offices, and its lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term using the risk-free rate. ROU assets include any prepaid lease amounts and exclude lease incentives.

Revenue

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers, which requires that recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company's revenues are only derived from sales of prototype trucks to customers. The company recognizes revenue when (or as) the entity satisfies a performance obligation.

The revenue from sales of prototype trucks is recognized when control is transferred to the customers at the time of delivery to the customers. The Company considers purchase orders, which in some cases are governed by master supply agreements, to be a contract with a customer, and the majority of the Company's terms of sale have a single performance obligation to transfer products.

Management considers the performance obligation with respect to such purchase order satisfied at the point in time when control of the product is transferred to the customer, which is indicated by shipment of the product and transfer of title and control to the customer. The transaction price includes estimates for reductions in revenue from customer rebates and discounts on product sales. These amounts are estimated based upon the most likely amount of consideration to which the customer will be entitled. All estimates are based on historical experience and the Company's best judgment at the time to the extent it is probable that a significant reversal of revenue recognized will not occur.

When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

The Company has elected the practical expedient to recognize the incremental cost of obtaining a sale as an expense when incurred given the potential amortization period for such an asset is usually less than one year. In addition, the Company has elected to use the practical expedient that allows the Company to ignore the possible existence of a significant financing component within sales arrangements where the time between cash collection and performance is less than one year and also elected the practical expedient to not disclose unfulfilled obligations as customer purchase order commitments have an original expected duration of one year or less and no consideration from customers was excluded from the transaction price.

Cost of Revenue

The cost of goods sold includes the contract services, freight and shipping cost, and small auto partis.

Research and Product Development

Research and development expenses consist primarily of materials, supplies, personnel-related expenses, contractor fees, engineering design and testing expenses. Substantially all of the Company's research and development expenses are related to developing new products, related technologies, and services and improving existing products and services. Research and development expenses have been expensed as incurred and included in the statements of operations.

Selling, General, and Administrative

Selling, general and administrative expense consist of personnel-related expenses for employees involved in general corporate, selling and marketing functions, including executive management and administration, legal, human resources, facilities and real estate, accounting, finance, tax, and information technology.

Advertising

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the statements of operations. Advertising costs were $98,336 and $23,755 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement and income tax purpose. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates uncertain tax positions including filing positions in all the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. The Company files income tax returns in the US federal and state jurisdictions where it conducts business. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded.

Liquidity Risk

Liquidity risk is dependent on receipt of funds from sales and continued access to sufficient credit facilities to be able to pay the Company's liabilities as they become due.

Stock Plan

The Company adopted its Restricted Stock Plan ("Plan") on September 23, 2020. The Plan provides for the granting of restricted stock awards and stock options to employees, directors and consultants of Alpha. The fair value of restricted stock awards is estimated by the market price of the Company's common stock at the date of grant.

Awards are being amortized to expense over vesting period.

Stock-based Compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Fair Value Measurements

Fair value is the price that would be received for the sale of an asset or paid for the transfer of liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and observable.

The carrying values of the Company's cash and cash equivalents, prepaid to vendor, prepaid income tax, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values due to their short-term nature. The carrying value of the Company's convertible notes payable was considered a reasonable estimate of fair value because the Company's interest rate is near current market rates for instruments with similar characteristics.

NOTE 3 – CONVERTIBLE NOTES PAYABLE – RELATED PARTIES

In April 2021, the company issued convertible promissory notes totaling $1,000,000 to two individuals who are indirectly related to the company's shareholder and vice chairman. Each contributes $500,000. The notes bore interest at an annual rate of 4% and were scheduled to mature on April 16, 2023. As of December 31, 2022, the total accrued interest was $67,945. Subsequent to maturity, these notes were converted into 128,096 shares of preferred stock on May 2, 2023. The total amount of preferred stock issued upon conversion, including accrued interest, amounted to $1,080,877, which is reflected in the preferred stock component of shareholders' equity on the balance sheet as of December 31, 2023.

NOTE 4 – COMMON STOCK

According to the 2020 stock option plan, the Company issued 75,000 shares with a par value of $0.0001 for services rendered by employees during the year ended December 31, 2022.

On January 18, 2023, the Company filed a Form C Offering Statement with the U.S. Securities and Exchange Commission to initiate a Regulated Crowdfunding Equity Offering. This offering was conducted on a third-party private platform. Throughout the fiscal year ended December 31, 2023, the Company successfully raised $1,939,429 from crowdfunding investors with issuance of 125,016 shares at $0.0001 par value. These funds were aimed at supporting the Company's operations and growth initiatives and have been recorded under shareholders' equity in the equity section of the balance sheet. The associated offering costs totaling $125,173 have been charged against shareholders' equity following the completion of the offering.

According to the 2020 stock option plan, the Company issued 20,000 shares with a par value of $0.0001 for services rendered by employees during the year ended December 31, 2023.

The Company issued 3,095 shares of common stock with a fair value of $0.0001 per share in exchange for a third-party service provider for $57,257 for the year ended December 31, 2023. The fair value of services received in exchange for the shares was determined in accordance with the provisions of ASC 718, Compensation — Stock Compensation, and ASC 505-50, Equity — Equity-Based Payments to Non-Employees, and has been recognized in the financial statements as part of the Company's operating expenses.

On April 27, 2023, the Company executed an amendment to its certificate of incorporation which was duly filed with the appropriate state authority. This amendment resulted in a reduction of the total number of authorized shares of the Company's common stock from 10,000,000 shares to 7,300,000 shares. There were no other changes to the rights, preferences, privileges, or restrictions of the said common stock as per this amendment. All other provisions contained within the certificate of incorporation remain in force as previously stated. This change has been reflected in the equity structure of the Company as of the date of amendment.

NOTE 5 – 2020 STOCK PLAN

According to 2020 stock plan approved by the company's shareholder's meeting on September 23, 2020, the Company has reserved 1,000,000 shares of Common Stock for issuance to its officers, directors, employees, and consultants under its 2020 Stock Plan. The Company issued 42,000 units to an employee in 2020, and 90,000 units to two employees in 2022, at a fair value of $0.085 per unit. As of December 31, 2022, 132,000 units have been issued pursuant to restricted stock purchase agreements. As of December 31, 2023, 868,000 shares of common stock are still available for issuance to officers, directors, employees, and consultants under the Stock Plan.

The following summarizes the stock plan for the company:

2020 Stock Plan	December 31, 2023
A. Maximum number of shares authorized under plan	
B. Options	1,000,000
B1. Total Option Grants	-
B2. Less: Cancelled and Expired Option Grants – Put Back in Plan	-
B3. Less: Total Options Outstanding	-
B4. Equals: Total Options Outstanding (B1-B2-B3)	-
C. Restricted Stock (RSP) Issuances	
C1. Total RSP Grants	372,000
C2. Less: Repurchased RSP Issuances – Back in Plan	(240,000)
C3. Equals: Net RSP Issuances - Outstanding	132,000
D. Shares Available for Future Option/RSP Grants	
D1. (A-B3-B4-C3)	868,000
E. Shares Remaining Under Plan	
(Shares available for stock or option grants as well as outstanding)	-
E1. (B4+D1)	868,000

NOTE 6 – PREFERRED STOCK

On May 2, 2023, the Company entered into a Voting Agreement in conjunction with the issuance of Series AA Preferred Stock, 128,096 shares with $0.0001 par value per share. According to the agreement, the dividends to preferred stockholders must be paid before any dividends on common stock. In the event of liquidation, preferred stockholders have priority over common stockholders to a set amount per share plus declared but unpaid dividends. This amount is based on the original issue price, $8.4379 per share, adjusted for any stock splits, dividends, or similar events. Preferred stockholders also have the right to convert their shares into common stock at a specified conversion ratio, subject to adjustment in certain events such as stock dividends, combinations, or other similar events. Voting rights for preferred stock are on an as-converted basis, except in specific matters that affect the rights of the preferred stock, where they vote separately from common stockholders.

NOTE 7 – LEASES

A. The following summarizes the line items in the balance sheets which include the amount for operating leases as of December 31, 2023, and 2022:

| | December 31, | |
	2023	2022
Operating leases right-of-use-assets	$ 204,903	$ 310,254
Operating lease liabilities - current	$ 106,522	$ 101,925
Operating lease liabilities - non-current	101,807	208,329
Total operating lease liabilities	$ 208,329	$ 310,254

B. The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2023, and 2022:

| | December 31, | |
	2023	2022
Weighted average remaining lease term	1.92 years	2.92 years
Weighted average discount rate	1.37%	1.37%

C. As of December 31, 2023, and 2022, the future minimum lease liabilities were as follows:

| | December 31, | |
	2023	2022
2023	$ -	$ 105,432
2024	108,595	108,595
2025	102,393	102,393
Thereafter	-	-
Total lease payments	210,988	316,420
Less: interest	(2,659)	(6,166)
Present value of lease liabilities	$ 208,329	$ 310,254

D. The following summarizes the line items in the income statements which include the components of lease expense for the years ended December 31, 2023, and 2022:

	2023	2022
Operating lease expense included in SG&A	$ 98,938	$ 24,342

NOTE 8 – REVENUE

For the year ended December 31, 2023, the Company recognized revenues of $1,100,000, which were derived entirely from an installment payment made by a purchaser wishing to become a non-exclusive distributor of Alpha in Korea on September 14, 2022. This payment pertains to a contractual agreement signed in 2022 with the purchaser to build custom vehicles.

The initial installment of $1,100,000 was specifically for the construction of the first prototype truck. Although the payment was received in late 2022, the construction of the truck was completed and the truck was delivered to the purchaser in the first quarter of 2023, subsequent to its showcase at an early 2023 electric vehicle show. Revenue recognition occurred upon the satisfaction of the Company's performance obligations which included the completion and delivery of the prototype truck as per the terms of the contract with the purchaser.

Contract assets include amounts related to the Company's contractual right to consideration for completed performance obligation not yet invoiced. Contract liabilities include payments received in advance of performance under the contract and are realized when the associated revenue is recognized under the contract.

As of January 1, 2023 and December 31, 2023, the Company's contract assets and liabilities were as follows:

	Contract Assets	Contract Liabilities (Unearned Revenue)
January 1, 2023	$ -	$ 1,100,000
December 31, 2023	$ -	$ -

NOTE 9 – INCOME TAX

For the years ended December 31, 2023, and 2022, income tax expenses consisted of the following:

	2023	2022
Current tax expenses		
Federal	$ -	$ -
State	800	800
Total current tax expense	800	800
Deferred tax expenses		
Federal	-	-
State	-	-
Total deferred tax expense	-	-
Total Income tax	$ 800	$ 800

As of December 31, 2023, and 2022, deferred tax assets (liabilities) consisted of the following:

| | December 31, | |
	2023	**2022**
Intangible assets	$ 123,369	130,926
Capitalization of research and development costs	166,444	39,051
Accrued interest	-	19,013
State tax	168	168
Tax Credit	62,654	62,654
Net operating loss	321,247	81,181
	673,882	332,993
Valuation allowance	(673,882)	(332,993)
Net deferred tax assets	$ -	-

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax assets. Judgment must be used in considering the relative impact of negative and positive evidence. Based on the weight of the available evidence, which includes the Company's historical operating losses, lack of taxable income, and the accumulated deficit, as of December 31, 2023 and 2022, the Company provided a full valuation allowance against its U.S. and state deferred tax assets. The valuation allowance for deferred tax assets was $673,882 and $332,993, as of December 31, 2023 and 2022, respectively. The Company's valuation allowance increased during 2023 by $340,889 primarily due to the generation of net operating loss carryforwards and capitalization of research and development costs.

The Company had federal and state net operating loss carryforwards of $1.15 million, and $1.13 million, respectively, as of December 31, 2023. The Company files U.S. and state income tax returns with varying statutes of limitations. The federal and state returns statutes of limitations remain open for all years. There are currently no income tax audits underway by U.S. or state tax authorities.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Loss contingencies, including claims and legal actions in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. The Company was not considered to be probable of any material unasserted possible claims or assessments. Management believes that any such matter will not have a material effect on the consolidated financial statements.

NOTE 11 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash with financial institutions in the United States. In the United States, the standard insurance amount is $250,000 per depositor in a bank insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2023, and 2022, the bank's uninsured cash balances were $170,187 and $301,791, respectively.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2024, the date when the financial statements were available to be issued and concluded that there were no material recognizable subsequent events required to be disclosed or adjusted as of and for the year ended December 31, 2023.

CERTIFICATION

I, Edward Lee, Principal Executive Officer of Alpha Motor Corporation, hereby certify that the financial statements of Alpha Motor Corporation included in this Report are true and complete in all material respects.

Edward Lee

CEO